Exhibit 21.1

Subsidiaries of Smart Sand, Inc.

Subsidiaries	State of Organization

Fairview Cranberry Company, LLC	Wisconsin

Will Logistics, LLC	Pennsylvania

Smart Sand Partners LP	Delaware

Smart Sand GP LLC	Delaware

Smart Sand Live Oak LLC	Delaware

Smart Sand Fayette County LLC	Delaware

Smart Sand Hixton LLC	Delaware

Smart Sand Reagan County LLC	Delaware

Smart Sand Tom Green County LLC	Delaware

Smart Sand Oakdale LLC	Delaware